================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from                     to
                                   -------------------    -------------------

                         Commission File Number 0-18195




                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN





                            U.S. LONG DISTANCE CORP.
                            9311 San Pedro, Suite 100
                            San Antonio, Texas 78216


================================================================================

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                          INDEX TO FINANCIAL STATEMENTS


                                                                                                             Page
                                                                                                             ----
Report of Independent Public Accountants                                                                        3

Statements of Net Assets Available for Plan Benefits at December 31, 1996 and 1997                              4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended
    December 31, 1996 and 1997                                                                                  5

Notes to Financial Statements                                                                                   6

Fund Information:

    Exhibit I            Statements of Net Assets Available for Plan Benefits with
                         Fund Information at December 31, 1996 and 1997                                        11

    Exhibit II           Statements of Changes in Net Assets Available for Plan Benefits with
                         Fund Information for the Years Ended December 31, 1996 and 1997                       13

Supplemental Schedules:

    Schedule I           Item 27(a)- Schedule of Assets Held for Investment Purposes
                         at December 31, 1997                                                                  15

    Schedule II          Item 27(d)- Schedule of Reportable Transactions for the Year Ended
                         December 31, 1997                                                                     16

Signatures                                                                                                     17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE TRUSTEE OF THE U.S. LONG DISTANCE CORP.
           401(k) RETIREMENT PLAN:

We have audited the accompanying statements of net assets available for plan benefits of the U.S. Long Distance Corp. 401(k) Retirement Plan as of December 31, 1996 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the U.S. Long Distance Corp. 401(k) Retirement Plan as of December 31, 1996 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index to financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              ARTHUR ANDERSEN LLP

San Antonio, Texas
June 26, 1998

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


ASSETS                                                                    December 31,
------                                                            ----------------------------
                                                                     1996              1997
                                                                  ----------        ----------
Investments at fair value:
   Merrill Lynch Basic Value Fund                                 $  335,921        $  429,523
   Merrill Lynch Corporate Bond Fund                                  99,962           116,783
   Merrill Lynch Global Allocation Fund                              415,697           493,921
   Merrill Lynch Growth Fund for Investment and Retirement           629,618           794,512
   Merrill Lynch International Equity Fund                            42,377            48,780
   Merrill Lynch Retirement Preservation Trust                       190,846           280,232
   U.S. Long Distance Corp. Common Stock                             412,675                 -
   Billing Concepts Corp. Common Stock                             1,074,512         1,514,422
   LCI International, Inc. Common Stock                                    -         1,707,437
   Participant Loans                                                  21,000            23,808

Cash                                                                   1,725            29,621

Contributions receivable:
   Employee                                                              285                 -
   Employer                                                               58                 -
                                                                  ----------        ----------
    Total assets                                                   3,224,676         5,439,039

LIABILITIES

Excess contribution refunds payable                                   19,181            21,776
                                                                  ----------        ----------

    Net assets available for Plan benefits                        $3,205,495        $5,417,263
                                                                  ==========        ==========




   The accompanying notes are an integral part of these financial statements.

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                  For the Year
                                                               Ended December 31,
                                                          ----------------------------
                                                             1996              1997
                                                          ----------        ----------
Increase in net assets attributed to:

Interest and dividend income                              $  136,997        $  196,725

Net appreciation in fair value of investments              1,524,256         1,653,591

Contributions:
   Employee                                                  747,334           657,047
   Employee rollovers                                         85,243            20,466
   Employer                                                  159,617            55,964
                                                          ----------        ----------
       Total contributions                                   992,194           733,477
                                                          ----------        ----------
           Total increase                                  2,653,447         2,583,793

Decrease in net assets attributed to:
   Distribution to Billing Concepts Corp.
       401(k) Retirement Plan                              1,246,389                 0
   Excess contributions refundable to participants            19,181            21,776
   Termination and withdrawal benefits                       542,873           350,249
                                                          ----------        ----------
           Total decrease                                  1,808,443           372,025

           Net increase                                      845,004         2,211,768

Net assets available for Plan benefits:

   Beginning of year                                       2,360,491         3,205,495
                                                          ----------        ----------

   End of year                                            $3,205,495        $5,417,263
                                                          ==========        ==========






   The accompanying notes are an integral part of these financial statements.

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

      The following description of the U.S. Long Distance Corp. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

General

      The Plan was adopted on January 1, 1992, and was amended and restated effective July 1, 1994. The Plan is a defined contribution plan which has a salary deferral feature under section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan covers all eligible employees of U.S. Long Distance Corp. (the "Company" or "USLD") and its subsidiaries. The Company is the Plan administrator, and an officer of the Company is the Plan's trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

      An employee is eligible to join the Plan after completion of one year of employment, provided the employee has worked at least 1,000 hours and has attained the age of 21. Eligible employees may enter the Plan on the earlier of January 1 or July 1, after completion of one year of employment with the Company.

Contributions

      Employees may elect to contribute up to 15% of their total eligible compensation, as defined in the Plan agreement, to the Plan each year. Such contributions may be directed to any of six mutual funds and two common stock funds. Employee contributions include excess contributions which will be refunded to certain highly compensated participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for highly compensated participants. A liability for excess contributions payable in the amount of $19,181 and $21,776 has been reflected in the statements of net assets available for Plan benefits at December 31, 1996 and 1997, respectively.

      The Company's matching contribution is 50% of the first 3% of the employee's compensation contributed to the Plan. Each participant account is credited with the participant's contributions, the Company's matching contribution, and an allocation of the Plan's earnings or losses. Allocations of earnings or losses are based on the value of participant account balances, as defined in the Plan agreement. Employees are permitted to rollover money held in other qualified plans into the Plan, provided that the trust from which such funds are transferred permits such transfers and the transfer does not jeopardize the tax exempt status of the Plan.

Vesting

      Participants immediately vest in that portion of their participant accounts which are the result of their contributions and earnings thereon. The portion of the participant accounts resulting from employer contributions and earnings thereon vest 25% per year beginning after completion of the second year of service. Participants become 100% vested in employer contributions and earnings thereon upon completion of five years of service. If a participant's service is terminated, prior to completion of five years of service, by retirement on or after normal retirement age, as defined in the Plan agreement, or for death or disability, the participant becomes 100% vested in employer contributions and earnings thereon.

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1. PLAN DESCRIPTION (CONTINUED)

Investment Options

      Upon enrollment in the Plan, a participant may direct contributions to any one or more of the following eight investment options:

1) Merrill Lynch Basic Value Fund - Funds are invested in shares of a registered investment company that invests primarily in equity securities with the objective of capital appreciation and, secondarily, income.

2) Merrill Lynch Corporate Bond Fund - Funds are invested in shares of a registered investment company that invests in investment grade corporate fixed income securities.

3) Merrill Lynch Global Allocation Fund - Funds are invested in shares of a registered investment company that invests in U.S. and foreign equity and debt securities and money market instruments.

4) Merrill Lynch Growth Fund for Investment and Retirement ("Growth Fund") - Funds are invested in shares of a registered investment company that invests in a diversified portfolio of equity securities with the objective of growth of capital and, secondarily, income.

5) Merrill Lynch International Equity Fund - Funds are invested in shares of a registered investment company that invests in a diversified portfolio of equity securities of issuers located in countries other than the United States.

6) Merrill Lynch Retirement Preservation Trust - Funds are invested in shares of a registered investment company that invests primarily in U.S. government and U.S. government agency securities and Guaranteed Investment Contracts.

7) U.S. Long Distance Corp. Common Stock ("USLD Common Stock") - Funds are invested in the common stock of U.S. Long Distance Corp. On December 22, 1997, the Company was acquired by LCI International, Inc. ("LCI"). At this time, all investments in USLD Common Stock were converted to shares of LCI International, Inc. Common Stock ("LCI Common Stock"). See Note 2.

8) Billing Concepts Corp. Common Stock ("Billing Common Stock") - Funds are invested in the common stock of Billing Concepts Corp. (previously named Billing Information Concepts Corp. and referred to as "Billing" hereinafter).

Participants may change their investment options on a daily basis.

Loans

      Participants are permitted to borrow money from the Plan based upon their vested account balances. However, certain limitations, as defined in the Plan agreement, exist on the type and amount of loan. The term of the loan may not exceed five years, unless such loan is for the purchase of a primary residence, in which case the term of the loan may not exceed the life of the mortgage. Loans outstanding at December 31, 1996 and 1997 bear interest at rates ranging from 8.25% to 10.75%. Principal and interest are paid ratably through regular payroll deductions.

Forfeitures

      Forfeitures of the Company's matching contributions will be used to reduce the Company's future matching contributions, as provided by the Plan. Forfeitures available to reduce future Company matching contributions

                U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1. PLAN DESCRIPTION (CONTINUED)

amounted to approximately $76,000 and $45,000 at December 31, 1996 and 1997, respectively. No forfeitures were used to reduce the Company's contributions in 1996, and forfeitures of $76,000 related to 1996 were used to reduce the Company's contributions in 1997.

Voting

      In 1996 and 1997, all shares of USLD Common Stock and beginning August 2, 1996, all shares of Billing Common Stock credited to a participant's account were voted by the participants in accordance with the Plan's provisions.

Terminated Participants

      Under the terms of the Plan, terminated participants whose vested account balance is less than $3,500 ($5,000 beginning January 1, 1998) will receive a lump-sum distribution at the date determined under the Plan. Although other terminated participants may elect to defer receipt of their benefits until a future date, that future date cannot be later than April 1 of the calendar year following the calendar year in which the participant reaches the age of 70 1/2.

Plan Amendments

      The Company has the right to amend the Plan at any time. However, no amendment, change or modification may deprive a participant of any vested benefits under the Plan.

Plan Termination

      Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become 100% vested in their participant accounts.

NOTE 2. LCI ACQUISITION OF USLD

      On December 22, 1997, the Company was acquired by LCI in a stock-for-stock transaction that resulted in the Company becoming a wholly owned subsidiary of LCI. Under the agreement, USLD stockholders of record as of that date received
 .7576 of a share of LCI Common Stock for each share of USLD Common Stock held. At that time, employees of the Company were advised that elections to invest in USLD Common Stock should be redirected to one or more of the remaining investment options. If an alternative option was not selected by the employee, contributions directed to USLD Common Stock were invested in the default option, the Merrill Lynch Retirement Preservation Trust.

NOTE 3. DISTRIBUTION TO BILLING

      On August 2, 1996, the Company completed the spin-off of its wholly owned subsidiary, Billing. The spin-off was a tax-free distribution of 100% of the common stock of Billing to the Company's stockholders. Stockholders of record as of the date of distribution received one share of Billing common stock for each share of USLD common stock held. For purposes of the allocation of cost, the fair market value per share of the common stock of each company was adjusted via a formula adjustment based on the relative fair market values of the underlying common stock of each of the two companies, or by a factor of 25.9% for USLD and 74.1% for Billing. The fair market value per share of common stock of each company was defined as the average of the last sales price per share of that common stock on the Nasdaq National Market for each of the ten consecutive trading days immediately subsequent to the date of distribution. As a result of the spin-off, the formation of the Billing Concepts Corp. Common Stock Fund was created. This fund invests in the common stock of Billing. This new

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. DISTRIBUTION TO BILLING (CONTINUED)

fund was offered as an additional investment option to participants effective October 1, 1996.

NOTE 4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

      The accompanying financial statements are presented on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures. Actual results could differ from those estimates.

Investments

      Investments are stated at fair market value. The fair market value of investments is based on quotations obtained from The Wall Street Journal. Investment transactions are recognized on the trade date (the date the order to buy or sell is executed). The cost of investments sold is based on the average purchase price. Net appreciation in the fair value of investments includes both realized and unrealized gains and losses incurred during the year. Unrealized appreciation or depreciation in the market values of investments held at year-end and gain or loss on sales of investments during the year are determined using the market value at the beginning of the year or the purchase price if acquired during the year. Net unrealized gains or losses are reflected in the statements of changes in net assets available for Plan benefits.

      Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                                  December 31,
                                                          ----------------------------
                                                             1996              1997
                                                          ----------        ----------
      Merrill Lynch Basic Value Fund                      $  335,921        $  429,523
      Merrill Lynch Global Allocation Fund                   415,697           493,921
      Merrill Lynch Growth Fund                              629,618           794,512
      USLD Common Stock                                      412,675              -
      Billing Common Stock                                 1,074,512         1,514,422
      LCI Common Stock                                          -            1,707,437

Plan Administration

      Expenses incident to the administration of the Plan, such as trustee, legal, accounting and auditing fees have been paid by the Company. During the years ended December 31, 1996 and 1997, the Company incurred approximately $65,000 and $69,000, respectively, in expenses incident to the administration of the Plan.

Subsequent Event

      On March 8, 1998, the Company entered into a merger agreement with Qwest Communications International, Inc. (Qwest) and a subsidiary of Qwest pursuant to which the Company became a wholly owned subsidiary of Qwest effective June 5, 1998. As a result, all shares of LCI Common Stock will be converted into Qwest shares using the exchange ratio set forth in the merger agreement. Beginning June 25, 1998, participants may elect to invest in Qwest stock for future payroll contributions and fund transfers. The plan will be effective throughout the 1998 plan year, however the Company is unable to predict the consequences of the merger on the plan after December 31, 1998.

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5. FEDERAL INCOME TAXES

      The Internal Revenue Service has determined and informed the Company by a letter dated November 13, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan is qualified under the provisions of Sections 401(a) and 401(k) and is tax exempt from federal income taxes under provision 501(a) of the Code.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for Plan benefits according to the financial statements to Form 5500:

                                                                  December 31,
                                                          ----------------------------
                                                             1996              1997
                                                          ----------        ----------
      Net assets available for Plan benefits per the
        financial statements                              $3,205,495        $5,417,263
      Amounts allocated to withdrawing
        participants                                        (113,009)         (176,642)
                                                          ----------        ----------
      Net assets available for Plan benefits per
        Form 5500                                         $3,092,486        $5,240,621
                                                          ==========        ==========


      The following is a reconciliation of termination and withdrawal benefits paid to participants according to the financial statements to Form 5500:

                                                                                      Year Ended
                                                                                     December 31,
                                                                                        1997
                                                                                      ---------
      Termination and withdrawal benefits per the financial statements                $ 350,249

      Add: Amounts allocated to withdrawing participants at December 31, 1997           176,642

      Less: Amounts allocated to withdrawing participants at December 31, 1996         (113,009)
                                                                                      ---------
      Termination and withdrawal benefits per Form 5500                               $ 413,882
                                                                                      =========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN       Exhibit I
                        STATEMENT OF NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                  Merrill Lynch
                                 --------------------------------------------------------------------------------
                                   Basic       Corporate       Global                   International  Retirement       USLD
                                   Value          Bond       Allocation      Growth        Equity     Preservation     Common
                                    Fund          Fund          Fund          Fund          Fund          Trust        Stock
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
Assets:
-------
Merrill Lynch
    Basic Value Fund             $  335,921    $        -    $        -    $        -    $        -    $        -    $        -

Merrill Lynch
    Corporate Bond Fund                   -        99,962             -             -             -             -             -

Merrill Lynch Global
    Allocation Fund                       -             -       415,697             -             -             -             -

Merrill Lynch Growth Fund                 -             -             -       629,618             -             -             -

Merrill Lynch International
    Equity Fund                           -             -             -             -        42,377             -             -

Merrill Lynch Retirement
    Preservation Trust                    -             -             -             -             -       190,846             -

USLD Common Stock                         -             -             -             -             -             -       412,675

Billing Common Stock                      -             -             -             -             -             -             -

Participant Loans                     1,468         1,251         1,379        11,572             -             -         5,330

Cash                                      -             -             -             -             -             -         1,725

Contributions receivable:
    Employee                              -             -             -             -             -            41           161
    Employer                              -             -             -             -             -             8            37
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
        Total assets                337,389       101,213       417,076       641,190        42,377       190,895       419,928

Liabilities:
------------
Excess contribution
    refunds payable                   2,906           603         3,171         6,388           452           216         2,142
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------

Net assets available for plan
    benefits                     $  334,483    $  100,610    $  413,905    $  634,802    $   41,925    $  190,679    $  417,786
                                 ==========    ==========    ==========    ==========    ==========    ==========    ==========



                                   Billing
                                   Common
                                    Stock         Total
                                 ----------    ----------
Assets:
-------
Merrill Lynch
    Basic Value Fund             $        -    $  335,921

Merrill Lynch
    Corporate Bond Fund                   -        99,962

Merrill Lynch Global
    Allocation Fund                       -       415,697

Merrill Lynch Growth Fund                 -       629,618

Merrill Lynch International
    Equity Fund                           -        42,377

Merrill Lynch Retirement
    Preservation Trust                    -       190,846

USLD Common Stock                         -       412,675

Billing Common Stock              1,074,512     1,074,512

Participant Loans                         -        21,000

Cash                                      -         1,725

Contributions receivable:
    Employee                             83           285
    Employer                             13            58
                                 ----------    ----------
        Total assets              1,074,608     3,224,676

Liabilities:
------------
Excess contribution
    refunds payable                   3,303        19,181
                                 ----------    ----------

Net assets available for plan
    benefits                     $1,071,305    $3,205,495
                                 ==========    ==========

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                        STATEMENT OF NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                                                  Merrill Lynch
                                 --------------------------------------------------------------------------------
                                    Basic       Corporate      Global                  International   Retirement       USLD
                                    Value         Bond       Allocation      Growth        Equity     Preservation     Common
                                    Fund          Fund          Fund          Fund          Fund          Trust         Stock
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
Merrill Lynch
    Basic Value Fund             $  429,523    $        -    $        -    $        -    $        -    $        -    $        -

Merrill Lynch
    Corporate Bond Fund                   -       116,783             -             -             -             -             -

Merrill Lynch
    Global Allocation Fund                -             -       493,921             -             -             -             -

Merrill Lynch Growth Fund                 -             -             -       794,512             -             -             -

Merrill Lynch
    International Equity Fund             -             -             -             -        48,780             -             -

Merrill Lynch Retirement
    Preservation Trust                    -             -             -             -             -       280,232             -

USLD Common Stock                         -             -             -             -             -             -             -

Billing Common Stock                      -             -             -             -             -             -             -

LCI Common Stock                          -             -             -             -             -             -             -

 Participant Loans                    6,659         1,033         1,835           467           313         2,628         5,070

 Cash                                 3,164           863         3,645         5,858           381         1,497         1,725


Contributions Receivable:
    Employee                              -             -             -             -             -             -             -
    Employer                              -             -             -             -             -             -             -
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
         Total Assets               439,346       118,679       499,401       800,837        49,474       284,357         6,795

Liabilities:
------------
Excess contribution
    refunds payable                   3,310           595         1,272         3,251           129           310             -
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------

Net assets available for plan
    benefits                     $  436,036    $  118,084    $  498,129    $  797,586    $   49,345    $  284,047    $    6,795
                                 ==========    ==========    ==========    ==========    ==========    ==========    ==========



                                   Billing        LCI
                                   Common        Common
                                    Stock         Stock        Total
                                 ----------    ----------    ----------
Merrill Lynch
    Basic Value Fund             $        -    $        -    $  429,523

Merrill Lynch
    Corporate Bond Fund                   -             -       116,783

Merrill Lynch
    Global Allocation Fund                -             -       493,921

Merrill Lynch Growth Fund                 -             -       794,512

Merrill Lynch
    International Equity Fund             -             -        48,780

Merrill Lynch Retirement
    Preservation Trust                    -             -       280,232

USLD Common Stock                         -             -             -

Billing Common Stock              1,514,422             -     1,514,422

LCI Common Stock                          -     1,707,437     1,707,437

 Participant Loans                    5,803             -        23,808

 Cash                                11,683           805        29,621


Contributions Receivable:
    Employee                              -             -             -
    Employer                              -             -             -
                                 ----------    ----------    ----------
         Total Assets             1,531,908     1,708,242     5,439,039

Liabilities:
------------
Excess contribution
    refunds payable                   6,162         6,747        21,776
                                 ----------    ----------    ----------

Net assets available for plan
    benefits                     $1,525,746    $1,701,495    $5,417,263
                                 ==========    ==========    ==========

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN      Exhibit II
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                           Merrill Lynch
                                    -------------------------------------------------------------------------------------------
                                       Basic         Corporate        Global                       International    Retirement
                                       Value           Bond         Allocation        Growth          Equity       Preservation
                                       Fund            Fund            Fund            Fund            Fund            Trust
                                    -----------     -----------     -----------     -----------     -----------     -----------
Interest and
    dividend income                 $    23,773     $     6,883     $    42,414     $    47,197     $     2,018     $     8,979

Net appreciation/(depreciation)
    in fair value of investments         21,109          (4,951)         20,548         101,850            (965)             91

Contributions:
    Employee                             90,488          38,207         134,365         160,561          28,681          18,753
    Employee rollovers                    1,142             140               -          36,844           2,432           1,364
    Employer                             22,255           9,241          27,557          33,113           5,854           5,956
                                    -----------     -----------     -----------     -----------     -----------     -----------
    Total contributions                 113,885          47,588         161,922         230,518          36,967          26,073

Distribution to Billing                 (70,903)        (33,529)       (152,319)       (131,808)         (4,339)        (33,265)

Excess contributions
    refundable to participants           (2,906)           (603)         (3,171)         (6,388)           (452)           (216)

Termination and
    withdrawal benefits                 (40,043)         (5,407)        (83,417)       (130,046)           (877)        (45,309)

Transfers (to) from other
    funds                                66,936           7,045          16,997          57,358           9,573          83,231
                                    -----------     -----------     -----------     -----------     -----------     -----------

    Net increase (decrease)             111,851          17,026           2,974         168,681          41,925          39,584

Net assets available
    for Plan benefits:

    Beginning of year                   222,632          83,584         410,931         466,121               -         151,095
                                    -----------     -----------     -----------     -----------     -----------     -----------

    End of year                     $   334,483     $   100,610     $   413,905     $   634,802     $    41,925     $   190,679
                                    ===========     ===========     ===========     ===========     ===========     ===========



                                       USLD           Billing
                                      Common          Common
                                       Stock           Stock           Total
                                    -----------     -----------     -----------
Interest and
    dividend income                 $     5,363     $       370     $   136,997

Net appreciation/(depreciation)
    in fair value of investments        570,929         815,645       1,524,256

Contributions:
    Employee                            271,614           4,665         747,334
    Employee rollovers                   43,181             140          85,243
    Employer                             54,901             740         159,617
                                    -----------     -----------     -----------
    Total contributions                 369,696           5,545         992,194

Distribution to Billing                (253,929)       (566,297)     (1,246,389)

Excess contributions
    refundable to participants           (2,142)         (3,303)        (19,181)

Termination and
    withdrawal benefits                (156,902)        (80,872)       (542,873)

Transfers (to) from other
    funds                            (1,141,357)        900,217               -
                                    -----------     -----------     -----------

    Net increase (decrease)            (608,342)      1,071,305         845,004

Net assets available
    for Plan benefits:

    Beginning of year                 1,026,128               -       2,360,491
                                    -----------     -----------     -----------

    End of year                     $   417,786     $ 1,071,305     $ 3,205,495
                                    ===========     ===========     ===========

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                               Merrill Lynch
                                         ------------------------------------------------------------------------------------------
                                            Basic        Corporate        Global                       International    Retirement
                                            Value          Bond          Allocation       Growth          Equity       Preservation
                                            Fund           Fund            Fund            Fund             Fund           Trust
                                         -----------    -----------     -----------     -----------     -----------     -----------
Interest and
    dividend income                      $    30,888    $     6,722     $    62,279     $    64,511     $     9,178     $    10,249

Net appreciation/(depreciation)
    in fair value of investments              62,643            507         (18,543)         42,779         (11,907)              -

Contributions:
    Employee                                  63,329         19,318          86,694         146,775          23,529          27,458
    Employee rollovers                            14          3,994           3,979           3,994              14              28
    Employer                                   2,181            660           2,673           4,190             760             955
                                         -----------    -----------     -----------     -----------     -----------     -----------
    Total contributions                       65,524         23,972          93,346         154,959          24,303          28,441


Excess contributions
    refundable to participants                (3,310)          (595)         (1,272)         (3,251)           (129)           (310)

Termination and
    withdrawal benefits                      (50,231)       (15,676)        (59,454)        (72,860)        (14,179)         (8,136)
Transfers (to) from other
    funds                                     (3,961)         2,544           7,868         (23,354)            154          63,124
                                         -----------    -----------     -----------     -----------     -----------     -----------

    Net increase (decrease)                  101,553         17,474          84,224         162,784           7,420          93,368

Net assets available for Plan benefits:

    Beginning of year                        334,483        100,610         413,905         634,802          41,925         190,679
                                         -----------    -----------     -----------     -----------     -----------     -----------
    End of year                          $   436,036    $   118,084     $   498,129     $   797,586     $    49,345     $   284,047
                                         ===========    ===========     ===========     ===========     ===========     ===========



                                              USLD           Billing          LCI
                                             Common          Common          Common
                                              Stock           Stock           Stock           Total
                                           -----------     -----------     -----------     -----------
Interest and
    dividend income                        $    11,577     $     1,321     $         -     $   196,725

Net appreciation/(depreciation)
    in fair value of investments               882,364         609,908          85,840       1,653,591

Contributions:
    Employee                                   221,889          68,055               -         657,047
    Employee rollovers                           8,443               -               -          20,466
    Employer                                    43,065           1,480               -          55,964
                                           -----------     -----------     -----------     -----------
    Total contributions                        273,397          69,535               -         733,477


Excess contributions
    refundable to participants                       -          (6,162)         (6,747)        (21,776)

Termination and
    withdrawal benefits                        (51,302)        (78,411)              -        (350,249)
Transfers (to) from other
    funds                                   (1,527,027)       (141,750)      1,622,402               -
                                           -----------     -----------     -----------     -----------

    Net increase (decrease)                   (410,991)        454,441       1,701,495       2,211,768

Net assets available for Plan benefits:

    Beginning of year                          417,786       1,071,305               -       3,205,495
                                           -----------     -----------     -----------     -----------
    End of year                            $     6,795     $ 1,525,746     $ 1,701,495     $ 5,417,263
                                           ===========     ===========     ===========     ===========

           U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN            Schedule I
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997


    Identity of Issuer, Borrower                           Description of                                               Current
       Lessor or Similar Party                               Investment                              Cost                Value
------------------------------------      -------------------------------------------------      -------------      -------------
Merrill Lynch*                            Basic Value Fund                                       $     363,105      $     429,523

Merrill Lynch*                            Corporate Bond Fund                                          118,750            116,783

Merrill Lynch*                            Global Allocation Fund                                       523,445            493,921

Merrill Lynch*                            Growth Fund                                                  714,017            794,512

Merrill Lynch*                            International Equity Fund                                     71,694             48,780

Merrill Lynch*                            Retirement Preservation Trust                                209,311            280,232

Billing Concepts Corp.                    Common Stock                                                 482,122          1,514,422

LCI International, Inc.                   Common Stock                                               1,622,402          1,707,437

U.S. Long Distance Corp.
    401(k) Retirement Plan *              Participant Loans at Interest Rates Ranging
                                             from 8.25% to 10.75%                                       23,808             23,808
                                                                                                 -------------      -------------

                                                                                                 $   4,128,654      $   5,409,418
                                                                                                 =============      =============





* A party in interest to the Plan.

                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN     Schedule II
                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997


             Identity of Party Involved/                  Purchase             Selling              Cost of            Net
                Description of Asset                       Price                Price               Assets            Gain
-----------------------------------------------------   ------------         ------------         -----------     ------------
Series Transactions:
--------------------

Merrill Lynch Basic Value Fund:
  Purchases                                             $    100,551         $          -         $   100,551     $          -
  Sales                                                            -               69,592              56,821           12,771

Merrill Lynch Global Allocation Fund:
  Purchases                                                  181,114                    -             181,114                -
  Sales                                                            -               84,347              77,386            6,961

Merrill Lynch Growth Fund:
  Purchases                                                  239,123                    -             230,790                -
  Sales                                                            -              117,008              92,274           24,734

USLD Common Stock:
  Purchases                                                  388,354                    -             388,354                -
  Sales/Exchanges                                                  -            1,683,393             801,029          882,364

Billing Common Stock:
  Purchases                                                  104,540                    -             104,540                -
  Sales                                                            -              274,538             125,114          149,424

Individual Transactions:
------------------------

LCI Common Stock:
  Exchange pursuant to LCI
      acquisition of  USLD                                 1,622,402                    -           1,622,402                -

USLD Common Stock:
  Exchange pursuant to LCI
      acquisition of USLD                                          -            1,622,402             729,432          892,970


Note: This schedule is a listing of individual investment transactions or series of investment transactions in the same security which exceeded 5% of the market value of the Plan assets as of January 1, 1997, and are deemed to be reportable transactions for the year ended December 31, 1997. The current value of assets on transaction date for a purchase and sale is equal to the purchase price and selling price, respectively. The purchase price and selling price are net of related transaction expenses.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                 U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN



                                                By
                                                  --------------
                                                  David S. Horne
                                                  Trustee




Date: June 26, 1998